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                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549
                          ---------------
                            AMENDMENT NO. 3
                                  TO
                            SCHEDULE 14D-1
                  Tender Offer Statement Pursuant to
        Section 14(d)(1) of the Securities Exchange Act of 1934
                          ----------------
                        New West Eyeworks, Inc.
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                       (Name of Subject Company)

                         NW Acquisition Corp.
               National Vision Associates, Ltd. (Bidders)

                Common Stock, Par Value $0.01 Per Share
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                    (Title of Class of Securities)

                             649156 10 6
                 -------------------------------------
                 (Cusip Number of Class of Securities)
                          ___________________

        James W. Krause,  Chairman and Chief Executive Officer
                   National Vision Associates, Ltd.
                          296 Grayson Highway
                     Lawrenceville, Georgia  30045
                            (770) 822-3600
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  (Name, Address and Telephone Number of Person Authorized to Receive
            Notices and Communications on Behalf of Bidders)

                              COPIES TO:
                        Mitchell Goodman, Esq.
                   National Vision Associates, Ltd.
                          296 Grayson Highway
                     Lawrenceville, Georgia  30045
                            (770) 822-3600

                        David A. Stockton, Esq.
                        Kilpatrick Stockton LLP
                   1100 Peachtree Street, Suite 2800
                   Atlanta, Georgia  (404) 815-6500

                       CALCULATION OF FILING FEE
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                     Amount of
               Transaction Valuation*                 Filing Fee*
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                    $71,615,245                       $14,323.05
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*  Estimated for purposes of calculating amount of filing fee only as described in the original filing; amount previously paid.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:  $14,323.05          Filing Party: NW Acquisition Corp.
Form or Registration No.: Schedule 14D-1                   and National Vision
                                                           Associates, Ltd.
                                             Date Filed:   July 20, 1998

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     National Vision Associates, Ltd. and its wholly-owned subsidiary,
NW Acquisition Corp., hereby amend and supplement their Tender Offer Statement on Schedule 14D-1, originally filed on July 20, 1998, as amended by Amendment No. 1 to Schedule 14D-1, filed on August 18, 1998, and Amendment No. 3, filed on September 30, 1998, with respect to an offer to purchase all outstanding shares of common stock, par value $0.01 per share, of New West Eyeworks, Inc. Capitalized terms not defined in this Amendment No. 3 have the meanings assigned to them in the Tender Offer Statement.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     Item 3 is hereby amended and supplemented by the Change of Offer Price and Third Extension of Expiration Date.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Item 4 is hereby amended and supplemented by the Change of Offer Price and Third Extension of Expiration Date.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE
BIDDER.

     Item 5 is hereby amended and supplemented by the Change of Offer Price and Third Extension of Expiration Date.

ITEM 10.  ADDITIONAL INFORMATION.

     Item 10(f) is hereby supplemented as follows:

     Parent, the Purchaser and New West Eyeworks, Inc. have entered into a First Amendment to Agreement and Plan of Merger, dated as of October 5, 1998 (the "First Amendment") in which such parties agree among other things to an extension of the Expiration Date of the Offer to October 22, 1998 and to change the Offer Price from $13.00 to $11.50. The First Amendment is filed as Exhibit (a)(13) to Schedule 14D-1 and incorporated herein by reference.

     A press release issued by Parent on October 5, 1998 relating to the change in Offer Price and extension of the Offer is filed as Exhibit (a)(14) to the Schedule 14D-1 and is incorporated herein by reference.

     The Purchaser is disseminating a statement regarding the First Amendment (and its implications for the terms and conditions of the Offer) to the stockholders of the Company on October 5, 1998. The Purchaser has filed such statement as Exhibit (a)(15) to the Schedule 14D-1 and hereby incorporates such statement herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

     (a)(13)   First Amendment to Agreement and Plan of Merger.

     (a)(14)   Text of Press Release of National Vision Associates,
               Ltd., dated October 5, 1998, with respect to change in Offer Price and extension of Expiration Date.

     (a)(15)   Change of Offer Price and Third Extension of Expiration Date.

                               SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 5, 1998

                         NW ACQUISITION CORP.

                         By:   /s/ MITCHELL GOODMAN
                         Name:  Mitchell Goodman
                         Title:  Vice President, General Counsel and
                                 Secretary

                         NATIONAL VISION ASSOCIATES, LTD.

                         By:   /s/ MITCHELL GOODMAN
                         Name:  Mitchell Goodman
                         Title:  Senior Vice President, General
                                 Counsel and Secretary

                              EXHIBIT INDEX

EXHIBIT
NUMBER         EXHIBIT NAME

(a)(13)        First Amendment to Agreement and Plan of Merger.

(a)(14) Text of Press Release of National Vision Associates, Ltd., dated October 5, 1998, with respect to change in Offer Price and extension of expiration date.

(a)(15)        Change of Offer Price and Third Extension of Expiration Date.